Exhibit 4.3

Description of CCUR Holdings, INC. Capital Stock

As of June 30, 2019, the Company has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (our “Common Stock”). The following description of the capital stock of CCUR Holdings, Inc. (the “Company”) is a summary only and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (“Certificate of Incorporation”) and Amended and Restated By-laws (“By-laws”), each of which were incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation, our By-laws, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

General

The Certificate of Incorporation provides the Company with authority to issue 14,000,000 shares of Common Stock, par value $0.01 per share, 20,000 shares of Class A preferred stock at par value $100 per share and 1,250,000 shares of Series preferred stock at par value $0.01 per share. As of June 30, 2019, 8,756,156 shares of Common Stock were issued and outstanding and there were no issued and outstanding shares of preferred stock.

Voting and Other Rights

Each outstanding share of Common Stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, the Certificate of Incorporation or the rules of any stock exchange upon which the Company’s stock is listed, all director elections shall be determined by a plurality of the votes cast and all other matters shall be determined by a majority of the votes cast affirmatively or negatively. Common Stock does not have cumulative voting rights.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The right of the Board of Directors to declare dividends, however, is subject to any rights of the holders of other classes of the Company’s capital stock, any indebtedness outstanding from time to time, and the availability of sufficient funds under the General Corporation Law of the State of Delaware to pay dividends.

Liquidation Rights

In the event of the Company’s liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all assets legally available for distribution to our stockholders after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Restrictions on Transfer and Anti-Take Over Effects of Certain Provisions of the Certificate of Incorporation and By-laws

Provisions of the DGCL, the Certificate of Incorporation, and By-laws could make it more difficult for a third party to acquire the Company. The Company is subject to certain Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent a Delaware corporation from engaging in a business combination involving a merger or sale of more than 10% of its assets with any stockholder, including affiliates and associates of the stockholder, who owns 15% or more of the outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation’s stock except under limited circumstances. The provisions of the Certificate of Incorporation and By-laws below may also have an anti-takeover effect.

Advance Notice for Stockholder Proposals and Nominations

The By-laws contain provisions requiring advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders and providing for procedures to be followed by stockholders in nominating persons for election to the Board of Directors. For both, to be timely, a stockholder’s notice must be delivered to the Company’s secretary at its principal executive office in proper written form not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, such stockholder’s notice must be delivered by the later of (A) the tenth day following the day of the public announcement of the date of the annual meeting or (B) the date which is 90 days prior to the date of the annual meeting. The notice must contain the information required by the By-laws.

Special Meetings of Shareholders

The By-laws state that a special meeting of stockholders may be called by the Board of Directors or by a writing filed with the Company’s secretary signed by the President or a majority of the Board of Directors.

Article TWELFTH

Article TWELFTH of our Certificate of Incorporation (“Article TWELFTH”) is intended to continue protection of the Company’s U.S. federal net operating loss carryforwards (“NOLs”) and certain other tax attributes (collectively, the “Tax Benefits”) by imposing restrictions on the ownership and transfer of the Company’s stock. The purpose of the transfer restrictions and ownership limit are to reduce the risk of an “ownership change” under Section 382 of the Internal Revenue Code, as amended (the “Code”) that may limit the Company’s ability to utilize its Tax Benefits. In order to preserve the Company’s ability to use the Tax Benefits, no person other than the Company shall, subject to certain exceptions described therein, transfer to any person any direct or indirect interest in the Company’s common stock or preferred stock to the extent that such transfer could cause the transferee or any other person to directly or indirectly own 4.9% or more of the Company’s stock (referred to as a “4.9% Stockholder”) or would cause the stock ownership of any 4.9% Stockholder to increase.

Article TWELFTH will remain effective until the earliest of (i) the repeal of Section 382 of the Code or any successor statute, if the Board of Directors determines that Article TWELFTH is no longer necessary or desirable for the preservation of the Tax Benefits, (ii) the close of business on the first day of a taxable year of the Company as to which the Board of Directors determines that no Tax Benefits may be carried forward, (iii) such date as the Board of Directors shall fix in accordance with the provisions of the Article TWELFTH, and (iv) the date of the Company’s annual meeting of stockholders to be held during calendar year 2020.

Other Rights and Preferences

Common Stock has no sinking fund or redemption provisions or preemptive, conversion, or exchange rights.

Listing

Common Stock is traded on the OTCQB Venture Market under the symbol “CCUR.”

Transfer Agent and Registrar

The Company’s transfer agent and registrar is American Stock Transfer & Trust Company, LLC (AST).